                                                                    EXHIBIT 21.1

Subsidiaries of the Registrant


Subsidiaries of Clark-Schwebel Holdings, Inc.:

Clark-Schwebel, Inc., a Delaware corporation



Subsidiaries of Clark-Schwebel, Inc.:

Clark-Schwebel Holding Corporation, a New York corporation

Clark-Schwebel Foreign Sales Corporation, a U.S. Virgin Islands corporation

Clark-Schwebel International, Inc, a Delaware corporation

Clark-Schwebel Group Hong Kong, Ltd., a foreign corporation